02029947

P.E 4-1-02

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of April 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, bldg. 14, Moscow, Russian Federation 125083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: April 9, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and General Director

NEW YORK #265723

Attached is a copy of the Notice of the 2002 Annual General Meeting of Shareholders of Open Joint Stock Company "Vimpel-Communications." Also attached is a copy of the Voting Ballot distributed to shareholders in connection with the Annual General Meeting, which is to be held on May 15, 2002.

Open Joint Stock Company “Vimpel-Communications”

NOTICE OF THE 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS

BASED ON 2001 RESULTS

Wednesday, May 15, 2002
11:00 a.m. (Moscow time)
10, Ulitsa 8-Marta, Building 14
Moscow, Russia

OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
10 Ulitsa 8-Marta, Building 14, Moscow 125083, Russia

To the shareholders
of Open Joint Stock Company
"Vimpel-Communications"

NOTICE ON THE CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS" based on 2001 results

April 5, 2002

Dear Shareholder:

It is a pleasure to invite you to the 2002 Annual General Meeting of Shareholders based on 2001 results ("***AGM***") of Open Joint Stock Company "Vimpel-Communications" ("***VimpelCom***" or the "***Company***"). Pursuant to Protocol No. 3 of the Board of Directors (the "***Board***") of VimpelCom, dated March 20, 2002, the AGM will be held on Wednesday, May 15, 2002, at 11:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8-Marta, Building 14, Moscow, Russia. Shareholders of record as of the close of the Company's registrar's business (Moscow time) on Friday, March 29, 2002 (the "***Shareholders***") will be eligible to vote at the AGM on the following issues:

- To approve the 2001 VimpelCom Annual Report;
- To approve VimpelCom's 2001 Accounting Balance and Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Intellect-Audit (see **Attachment I**);
- To decide not to pay dividends to holders of the Company's Common Stock and to pay dividends to holders of the Company's Convertible Type A Preferred Stock;
- To elect the members of the Board (information about the candidates is provided in **Attachment II**);
- To elect the members of the Audit Commission (information about the candidates is provided in **Attachment III**);
- To approve the Company's external auditors to review the Company's accounts for 2002;
- To approve a series of interested party transactions between the Company and certain of its majority-owned subsidiaries and affiliates;
- To approve an amended and restated version of the Company's Charter (a copy of which is provided in **Attachment IV**);
- To approve Procedural Regulations of the Board (a copy of which is provided in **Attachment V**); and
- To approve the Company's participation in the European Association of Telecommunications Companies.

Enclosed is a voting ballot to be used in connection with the items below. Please see page 9 of this notice for voting information.

Shareholders wishing to familiarize themselves with VimpelCom's complete audited balance sheet and profit and loss statement for 2001 (prepared in accordance with Russian statutory accounting principles) and the conclusions of the Company's Audit Commission and auditor based on the results of their review of the Company's 2001 financial activities (in accordance with Russian statutory accounting principles), and the annual report of the Company prepared in accordance with Russian law, may review copies thereof at the offices of the CEO and General Director of the Company at 10, Ulitsa 8-Marta, Building 14, Moscow, Russia (tel. +7 095 974-5888), Monday through Friday, from 9:30 a.m. until 6:00

p.m. (Moscow time) from the date of this notice through May 15, 2002 or at the AGM. The Company will send its annual report containing its U.S. GAAP financials under a separate mailing to its Shareholders prior to the AGM and will make such annual report available on its web site at http://www.vimpelcom.ru.

Set forth below is a description of each issue on which Shareholder approval is sought. ***The Board unanimously recommends that the Shareholders vote in favor of each item on the agenda.***

* * * * * * * * * * *

ITEM 1. APPROVAL OF THE 2001 VIMPELCOM ANNUAL REPORT.

Text of the Proposed Decision: "To approve the 2001 VimpelCom Annual Report."

Explanatory Information:

- In accordance with Russian law and VimpelCom's Charter, the annual report of a joint stock company is to be approved at the AGM.
- The annual report was approved preliminarily by the Board (Protocol No. 3, dated March 20, 2002) and has been submitted for the review and approval of the Shareholders at the AGM.

Shareholder Approval Required: This Item 1 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 2. APPROVAL OF VIMPELCOM'S ACCOUNTING BALANCE AND PROFIT AND LOSS STATEMENT FOR 2001 (PREPARED IN ACCORDANCE WITH RUSSIAN STATUTORY ACCOUNTING PRINCIPLES).

Text of the Proposed Decision: "To approve VimpelCom's 2001 Accounting Balance and Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Intellect-Audit."

Explanatory Information:

- VimpelCom, as a legal entity registered under the laws of the Russian Federation, must maintain its accounts in accordance with Russian law and Russian statutory accounting principles. The annual accounting balance of VimpelCom and its profit and loss statement (*i.e.*, report on financial results), prepared in accordance with Russian statutory accounting principles, are subject to the approval of the AGM. In 2001, these financial statements were audited by Intellect-Audit, a licensed Russian auditor.
- VimpelCom also prepares its accounts in accordance with U.S. GAAP to assist its shareholders in familiarizing themselves with the Company's financial condition. The U.S. GAAP balance sheet and certain financial indicators of VimpelCom which were audited by Ernst & Young (CIS) Ltd. are included in the Company's annual report which will be sent to Shareholders under a separate mailing and posted on the Company's web site (http://www.vimpelcom.ru).
- Russian statutory accounting principles and U.S. GAAP differ. Therefore it is inevitable that there will be certain differences in the figures presented by these two different accounting methods. Set forth in **Attachment I** are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2001 in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 2 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 3. PAYMENT OF ANNUAL DIVIDENDS.

Text of the Proposed Decision: "To not pay annual dividends to holders of shares of Common Stock based on 2001 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2001 results in the amount of 0.1 kopeck per share."

Explanatory Information:

- VimpelCom's Board has recommended that the Shareholders adopt a decision not to pay dividends on shares of Common Stock based on 2001 results.
- VimpelCom's Board has recommended that the Shareholders adopt a decision to pay dividends on shares of Convertible Type A Preferred Stock (based on 2001 results), as provided in the Charter, in the amount of 0.1 kopeck per share (in the aggregate, approximately US210 based upon the exchange rate on March 20, 2002) (Protocol No. 3 of the Board, dated March 20, 2002).

Shareholder Approval Required: This Item 3 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 4. ELECTION OF THE BOARD OF DIRECTORS.

Text of the Proposed Decision: "To elect the following members to the Board: Charles R. Frank, Jr., Mikhail M. Fridman, Morten Karlsen Sørby, Pavel Kulikov, Jo Lunder, Alexey Reznikovich, Terje Thon, Alexander Tolchinsky and Henrik Torgersen."

Explanatory Information:

- The Board consists of 9 directors. Members of the Board are elected for one year terms which will expire at the annual general meeting of shareholders to be held in 2003, unless the Board in its entirety is terminated prior to the expiration of its term upon a decision of the Company's shareholders.
- In accordance with Russian law and the Charter, the following candidates have been nominated for election to the Board: Charles R. Frank, Jr., Mikhail M. Fridman, Morten Karlsen Sørby, Pavel Kulikov, Jo Lunder, Alexey Reznikovich, Terje Thon, Alexander Tolchinsky and Henrik Torgersen. Information about the candidates for election to the Board is attached to this Notice (**Attachment II**).

Shareholder Approval Required: The election of the Board is conducted by cumulative voting, which allows proportionate representation of shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors) and allocate this total number of votes among the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each nominee in the appropriate box on the ballot enclosed herewith. Each Shareholder is entitled to distribute this total number of votes among all or certain nominees at its discretion, provided that the sum of votes given to all the nominees may not exceed the total number of votes at such Shareholder's disposal on this Item 4.

ITEM 5. ELECTION OF THE AUDIT COMMISSION.

Text of the Proposed Decision: "To elect the following individuals to the Audit Commission to serve from the date of this meeting until the shareholders dismiss such individual or until the annual general meeting of shareholders to be held in 2003: Gary Drook, Einar Halse and Nigel Robinson."

Explanatory Information:

- In accordance with Russian law and the Charter, the following candidates were nominated for election to the Audit Commission: Gary Drook, Einar Halse and Nigel Robinson. Messrs. Drook, Halse and Robinson currently comprise all of the members of the Audit Commission. Information about the candidates for election to the Audit Commission is attached to this Notice (**Attachment III**).

Shareholder Approval Required: This Item 5 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM. The CEO and General Director of the Company and members of the Board of VimpelCom who are Shareholders of the Company are not be eligible to vote on this issue.

ITEM 6. APPROVAL OF EXTERNAL AUDITORS.

Text of the Proposed Decision: "To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the firm ZAO "Intellect-Audit" as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2002 results."

Explanatory Information:

- In accordance with Russian law, the review of the financial activities of a joint stock company is to be conducted by external auditors as well as the Audit Commission.
- VimpelCom maintains its accounts in accordance with Russian statutory accounting principles of (its country of organization), as well as in accordance with U.S. GAAP. As a result, the Board has recommended that the Shareholders approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the Russian licensed firm Intellect-Audit as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles.

Shareholder Approval Required: This Item 6 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 7. APPROVAL OF SERIES OF INTERESTED PARTY TRANSACTIONS WITH KB IMPULS FOR VENDOR FINANCING.

Text of the Proposed Decision: "To approve a series of interested party transactions pursuant to which VimpelCom unconditionally and irrevocably acknowledges and guarantees to Alcatel Sel AG, or to another vendor of telecommunications equipment, payment by its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," of sums due under phases subsequent to Phase 18 of the vendor financing granted by Alcatel Sel AG or under other vendor financing granted by another vendor of telecommunications equipment to Open Joint Stock Company "KB Impuls" for the supply of equipment, such guarantees to be in an aggregate amount of up to Euro 200 million plus accrued interest (at a rate per annum of no more than EURIBOR plus 3.5%) and any other amounts due under the vendor financing."

Explanatory Information:

- In accordance with Russian law, transactions between VimpelCom and its wholly-owned subsidiaries, such as Open Joint Stock Company "KB Impuls" ("***KB Impuls***") may be considered "interested party transactions."
- As previously disclosed, KB Impuls, the holder of our GSM-900/1800 license for the city of Moscow and the Moscow region, has been obtaining vendor financing from Alcatel since 1996. The vendor financing has been guaranteed by VimpelCom. KB Impuls would now like to obtain additional vendor financing from Alcatel or another vendor of telecommunications equipment, for the continued development of its GSM-900/1800 network (and possibly for the lease or sale of a portion of this equipment to Open Joint Stock Company "VimpelCom-Region" ("***VimpelCom-Region***"), the holder of our GSM-900/1800 licenses for four other regions of Russia) in an amount up to Euro 200 million (approximately US$175 million) plus accrued interest (at a rate per annum of no more than EURIBOR plus 3.5%) and any other amounts due under the vendor financing, which financing must be guaranteed by VimpelCom. If the guarantee is issued in a currency other than Euros, then the amount of the guarantee will be calculated in Euros as of the date of issuance of the guarantee based upon the exchange rate then in effect. A guarantee by VimpelCom of KB Impuls' debt may be considered an interested party transaction under Russian law. Management believes that the terms of the financing offered to KB Impuls with such guarantee are favorable for the VimpelCom group and therefore seeks this approval of the guarantee.

Shareholder Approval Required: This Item 7 requires the approval of disinterested Shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.

ITEM 8. APPROVAL OF SERIES OF INTERESTED PARTY TRANSACTIONS RELATING TO DEBT FINANCING OF KB IMPULS.

Text of the Proposed Decision: "To approve a series of interested party transactions pursuant to which VimpelCom will lend funds and/or extend the terms of existing loans to its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," on an interest-free basis; provided that the aggregate principal amount outstanding at any one time under all such loans shall be no more than the ruble equivalent (calculated on the date of disbursing funds) of US$100 million."

Explanatory Information:

- In accordance with Russian law, transactions between VimpelCom and its wholly-owned subsidiaries, such as KB Impuls, may be considered "interested party transactions."
- As previously disclosed, KB Impuls, the holder of our GSM-900/1800 license for the city of Moscow and the Moscow region, has been obtaining vendor financing from Alcatel since 1996. The vendor financing has been guaranteed by VimpelCom. Some of the vendor financing became due and, in accordance with prior shareholder decisions, VimpelCom extended loans to KB Impuls to fund the repayment of such financing in a tax efficient manner for the group. The term for repayment of a portion of those loans and the term for repayment of additional portions of the vendor financing is approaching. In order to effect the payments under the vendor financing and to ensure that the financing arrangements between VimpelCom and KB Impuls are completed in a tax efficient manner, VimpelCom will extend the terms of certain outstanding loans, and extend new loans to KB Impuls. However, the aggregate principal amount outstanding at any one time under all such loans shall be no more than the ruble equivalent (calculated on the date of disbursing funds) of US$100 million.

Shareholder Approval Required: This Item 8 requires the approval of disinterested Shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.

ITEM 9. APPROVAL OF INTERESTED PARTY TRANSACTION RELATING TO AN AGENCY AND SERVICE AGREEMENT WITH KB IMPULS.

Text of the Proposed Decision: "To approve an interested party transaction pursuant to which VimpelCom will enter into an agency and service agreement with its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls" with respect to the rendering of cellular GSM and related services in exchange for which VimpelCom will receive a percentage of revenues from the operation of the GSM network in an amount no less than 20% per year."

Explanatory Information:

- In accordance with Russian law, transactions between VimpelCom and its wholly-owned subsidiaries may be considered "interested party transactions."
- In order to optimize the VimpelCom group's tax position and the financial relationship between VimpelCom and KB Impuls, VimpelCom and KB Impuls plan to enter into an agency and service agreement pursuant to which VimpelCom will act as KB Impuls' agent. As KB Impuls' agent, VimpelCom will enter into agreements with GSM subscribers, and will perform certain subscriber and financial services for KBI. Under this agency and service agreement, VimpelCom will receive a percentage of the revenues earned by KB Impuls, the amount of which may be amended by the Board of VimpelCom from time to time; provided that the percentage shall not be less than 20% per year.

Shareholder Approval Required: This Item 9 requires the approval of disinterested Shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.

ITEM 10. APPROVAL OF INTERESTED PARTY TRANSACTION RELATING TO EQUITY FINANCING OF VIMPELCOM-REGION.

Text of the Proposed Decision: "To approve an amendment to the Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Open Joint Stock Company "VimpelCom-Region," Eco Telecom Limited and Telenor East Invest AS, pursuant to which VimpelCom shall commit to exercise its options in the maximum amount (up to the ruble equivalent of US$117 million) to purchase shares of Open Joint Stock Company "VimpelCom-Region," and to accelerate such purchase such that it shall be completed in November 2002 (unless extended in accordance with the terms of such agreement)."

Explanatory Information:

- In accordance with Russian law, transactions between VimpelCom and its majority-owned subsidiaries may be considered "interested party transactions." VimpelCom currently owns 75% minus 1 of the voting shares of VimpelCom-Region (and 100% minus 1 of the common shares of VimpelCom-Region).

- On July 27, 2001, the Company's shareholders approved the purchase by VimpelCom of newly-issued shares of VimpelCom-Region in an aggregate amount of up to US$235.76 million. The first purchase of such shares was completed in November 2001 when VimpelCom invested the proceeds from the sale of newly-issued shares of its common stock to Eco Telecom Limited, a part of the Alfa group of companies, for US$103 million, together with US$15.76 million of the Company's own funds. The remaining US$117 million was scheduled to be contributed by VimpelCom and/or Telenor East Invest AS in November 2002 and November 2003 if VimpelCom and Telenor East Invest AS exercised options granted to us.

  The amendment to the Primary Agreement provides that VimpelCom will accelerate and exercise its option by committing to purchase newly issued shares of common stock of VimpelCom-Region in November 2002 (subject to extension in certain cases) for an aggregate purchase price of the ruble equivalent of either (i) US$58.5 million if Telenor East Invest AS exercises its accelerated option to purchase newly issued shares of VimpelCom-Region for a purchase price of US$58.5 million or (ii) US$117 million if Telenor East Invest AS does not exercise its option to purchase newly issued shares of VimpelCom-Region. Eco Telecom Limited will make its investments in VimpelCom-Region of US$58.5 million in November 2002 and US$58.5 million in November 2003 as required under the terms of the original Primary Agreement signed in May 2001, subject to extension in certain cases, unless it chooses to accelerate all or a part of its third tranche contribution. Assuming Eco Telecom Limited does not accelerate its investment, VimpelCom's ownership of VimpelCom-Region after all of the contributions are made in 2002 will be 65% if Telenor East Invest AS exercises its option and 82% if Telenor East Invest AS does not exercise its option, and 55% and 70% in November 2003, respectively.

- In connection with the amendment to the Primary Agreement, it is contemplated that the parties would also approve and execute the following documents

  - An amendment to the Shareholders Agreement, dated as of May 30, 2001, by and among VimpelCom, VimpelCom-Region, Eco Telecom Limited and Telenor East Invest AS involving two material changes. First, the parties would agree that if external financing is not obtained by February 2005 in order to meet VimpelCom-Region's five-year funding plan, VimpelCom-Region would give each of its shareholders the right to contribute to its capital in an amount of cash necessary to make up the funding shortfall on a pro rata basis. However, if any shareholder does not exercise its right to make such contribution, the other shareholders would have the right to contribute all or a portion of such shareholder's contribution on a pro rata basis. The shareholders of VimpelCom-Region would agree to vote in favor and take all actions necessary to effect the issuance of shares in connection with contributions made. Second, the parties would agree on certain additional terms relating to a proposed business combination of VimpelCom and VimpelCom-Region, including that the review of such a combination may be initiated by any shareholder of VimpelCom-Region that owns at least 25% plus one voting share at any time after November 2003 (subject to extension in certain cases) but prior to November 5, 2007, and that if a fairness opinion that meets certain requirements is obtained from an international investment bank, if the ratio of the number of subscribers of VimpelCom's Moscow operations to the number of subscribers of VimpelCom-Region is between 1:1 and 1:1.2 and if the structure and terms of the business combination have been agreed upon, then VimpelCom and VimpelCom-Region will take all actions to effect such merger, including submitting the business combination to VimpelCom's shareholders;

- ➢ A funding side letter pursuant to which VimpelCom would commit to provide funding to VimpelCom-Region as described in Item 11 of this Notice;
- ➢ An amended and restated charter of VimpelCom-Region pursuant to which the board of directors of VimpelCom-Region would be disbanded as part of the previously announced unified management structure under VimpelCom. Thereafter, key issues will be referred to the shareholders of VimpelCom-Region. VimpelCom will vote its shares of VimpelCom-Region in accordance with decisions approved by at least 80% of all of the members of the Board as provided in the Procedural Regulations of the Board described in Item 13 of this Notice. In addition, the amended and restated charter of VimpelCom-Region would reflect changes required to bring the charter into compliance with Federal Law No. 120-FZ dated August 7, 2001 on Amending the Federal Law on Joint Stock Companies, and
- ➢ Certain other documents as necessary to reflect the foregoing.

- This amendment to the Primary Agreement and the related documents mentioned above have not been signed by any of the parties as of the date of this Notice. In order to execute this amendment to the Primary Agreemen and the related documents to which Telenor East Invest AS is a party, Telenor East Invest AS must obtain the approval of its board. In addition, this amendment is subject to certain other conditions precedent that must be met or waived by the Board of VimpelCom.

Shareholder Approval Required: This Item 10 requires the approval of disinterested Shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.

ITEM 11. APPROVAL OF SERIES OF INTERESTED PARTY TRANSACTIONS RELATING TO DEBT FINANCING AND/OR LEASES OF VIMPELCOM-REGION.

Text of the Proposed Decision: "To approve a series of interested party transactions pursuant to which VimpelCom will provide, directly or through a subsidiary, a combination of debt financing (loans and/or guarantees) and/or leases to Open Joint Stock Company "VimpelCom-Region" with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the ruble equivalent (calculated on the date of disbursing funds) of US$180.5 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom; provided that the Board of Directors of VimpelCom shall determine the interest rate for the debt financing; provided further that the aggregate principal amount outstanding under the leases shall be deemed to be the depreciated value (determined when entering into the lease) of the equipment and assets being leased and that the lease payments shall be set by the VimpelCom Board in an amount not to exceed the sum of the actual depreciation and property tax on the equipment."

Explanatory Information:

- In accordance with Russian law, transactions between VimpelCom and its majority-owned subsidiaries may be considered "interested party transactions." VimpelCom owns 75% minus 1 of the voting shares of VimpelCom-Region (and 100% minus 1 of the common shares of VimpelCom-Region).
- VimpelCom plans to provide up to US$180.5 million of financing to VimpelCom-Region, either directly or through a subsidiary, through a variety of means, including debt financing (both secured and unsecured loans, and/or guarantees of VimpelCom-Region debt) and leases of equipment and assets. It is anticipated that this financing will include (i) up to US$30 million of unsecured credits, (ii) up to US$92 million of a combination of secured credits, guarantees of VimpelCom-Region debt and leases of equipment and assets, and (iii) a bridge credit facility for up to US$58.5 million (until the

following equity contribution is made). The terms of each of these facilities will not exceed six (6) years. Within these parameters, the Board of VimpelCom will decide the ultimate amounts and final terms of each of these facilities, depending on the needs of VimpelCom-Region and the market conditions at the time of entering into these agreements.

Shareholder Approval Required: This Item 11 requires the approval of disinterested Shareholders owning more than 50% of the voting shares and eligible to vote on this issue. For purposes of this decision, Shareholders that are considered to be "interested" under Russian law are not eligible to vote on this issue.

ITEM 12. APPROVAL OF THE AMENDED AND RESTATED CHARTER OF THE COMPANY.

Text of the Proposed Decision: "To approve the amended and restated Charter of the Company."

Explanatory Information:

- In accordance with the Federal Law No. 120-FZ dated August 7, 2001 on Amending the Federal Law on Joint Stock Companies, charters of companies must be brought in line with the present Federal Law not later than July 1, 2002.
- VimpelCom proposes to amend its Charter to bring it into compliance with the new law. A copy of the amended and restated Charter of the Company, marked to show changes from the Charter currently in effect, is provided in **Attachment IV**.

Shareholder Approval Required: This Item 12 requires the approval of Shareholders owning at least 75% of the voting shares represented at the AGM.

ITEM 13. APPROVAL OF THE PROCEDURAL REGULATIONS OF THE BOARD OF DIRECTORS.

Text of the Proposed Decision: "To approve the Procedural Regulations of the Board of Directors."

Explanatory Information:

- In accordance with recent amendments to Russian law, documents regulating the governance of the bodies of the company, including the Board, shall be approved by the general shareholders meeting.
- The Procedural Regulations of the Board provide a more detailed description of the procedure for the Board to approve certain matters, including the annual budget and business plan, matters relating to off-shore subsidiaries and subsidiaries which hold telecommunications licenses, appointment of the CEO and General Director, matters relating to an advisory Regional Committee of the Company, and matters relating to the Company's policy on determining its subscriber figures. A copy of the Procedural Regulations of the Board is provided in **Attachment V**.

Shareholder Approval Required: This Item 13 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

ITEM 14. APPROVAL OF PARTICIPATION IN THE EUROPEAN ASSOCIATION OF TELECOMMUNICATIONS COMPANIES.

Text of the Proposed Decision: "To approve the Company's participation in the European Association of Telecommunications Companies."

Explanatory Information:

- In accordance with current Russian law, participation in an association shall be approved by the general shareholders meeting.
- The European Association of Telecommunications Companies ("*ETIS*") is a non-profit association of telecommunications companies in the field of telecommunications information services, established in

the Netherlands in 1990. The purpose of ETIS is to provide for the cooperation, communication and discussion of information, ideas and experience with respect to matters relating to information technology for telecommunications companies.

Shareholder Approval Required: This Item 14 requires the approval of Shareholders owning more than 50% of the voting shares represented at the AGM.

* * * * * * * * * * *

As noted above, the Board recommends that the Shareholders vote in favor of all of the items on the agenda.

Please complete the enclosed original ballot as follows:

1. With respect to all items (except Item 4), place any sign (cross, circle) in the corresponding box of the enclosed ballot. In order for items to be approved, the specified percentage of votes of holders represented and eligible to vote is required. Accordingly, an abstention by a Shareholder that submits its ballot is equivalent to a vote against such item.

2. With respect to Item 4 (Election of the Board), cumulative voting is used. Please see the explanation on the completion of the ballot on this item in the explanatory information to Item 4 above.

3. Your ballot must be signed by you as a shareholder of VimpelCom.

4. Either (a) bring your ballot to the AGM on May 15, 2002 or (b) return your ballot, by registered mail or in person, to the offices of the Deputy Secretary of the Board of VimpelCom, located at 10, Ulitsa 8-Marta, Building 14, Moscow 125083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than May 13, 2002. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

   Holders of ADRs should return their ballots to The Bank of New York in accordance with their instructions so that ballots are received by The Bank of New York no later than 3 p.m. (New York time) on May 10, 2002.

Notice of the results of the AGM will be sent to the Shareholders in accordance with the Company's Charter and Russian law.

This notice is being sent by order of the Board.

Augie K. Fabela II
Co-Founder and Chairman of the Board

Jo Lunder
CEO and General Director

RUSSIAN ACCOUNTING INFORMATION

Set forth below are the key figures in Russian rubles derived from the accounting balance and profit and loss statement of VimpelCom prepared for 2001 in accordance with Russian statutory accounting principles.

Information on VimpelCom's Balance Sheet Assets and Liabilities and Shareholders' Equity as of December 31, 2001
(prepared in accordance with Russian statutory accounting principles)

ASSETS *(in thousands of rubles)*		LIABILITIES AND SHAREHOLDERS' EQUITY *(in thousands of rubles)*	
Fixed assets and other non-current assets	7,616,223	Capital and reserves	13,868,019
Current assets	12,748,800	Long-term and short-term liabilities	6,497,004
Balance	20,365,023	Balance	20,365,023

2001 Profit and Loss Statement of VimpelCom

(prepared in accordance with Russian statutory accounting principles)

	REVENUE/PROFIT *(in thousands of rubles)*	EXPENSES/LOSS *(in thousands of rubles)*
Proceeds from the sale of goods, products, works and services (net of VAT)	10,573,695	
Cost of the sale of goods, products, works, services and other expenditures related to core activities		8.354.811
Profit from sales	2,218,884	
Interest accrued and other operational revenues and expenditures	268,545	150,915
Profit from financial and economic activities	984	
Other non-sale revenues and expenditures	456,967	387,054
Profit for the reporting period	2,407,411	
Profit tax and other allocated funds		358,286
Retained earnings of the current period	2,049,125	

ATTACHMENT II

INFORMATION
ON THE CANDIDATES
TO THE BOARD OF DIRECTORS OF
OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

Charles R. Frank, Jr. (64 years of age) has been an independent financial advisor since 2001. Mr. Frank is currently a member of the board of directors of Central European Media Enterprises and chairman of the board of directors of Trination Management and Development. Mr. Frank has been nominated to become a director of LNM Holdings. From 1997 to 2001, Mr. Frank served as a First Vice President of the European Bank for Reconstruction and Development. From 1988 to 1997, Mr. Frank served as a Managing Director in the Structured Finance Group of GE Capital and as a Vice President of GE Capital Services. From 1987 to 1988, Mr. Frank served as the Chief Executive Officer of Frank & Company, a financial advisory firm specializing in the independent power industry. From 1978 to 1987, Mr. Frank worked at Solomon Brothers, where he was a Vice President. From 1974 to 1978, Mr. Frank was a Deputy Assistant Secretary of State and Chief Economist on Policy Planning Staff at the U.S. Department of State. From 1972 to 1974, he was a senior fellow at the Brookings Institution. From 1967 to 1972, he was a professor of economics and international affairs and a director of the research program in economic development at Princeton University. From 1965 to 1967, he was an assistant professor of economics at Yale University, and from 1963 to 1965, he was a lecturer at Makerere University College, and a research fellow at the East African Institute of Social Research, University of East Africa, Kampala, Uganda. Mr. Frank received a B.S. in mathematics from Rensselaer Polytechnic Institute and a Ph.D. in Economics from Princeton University.

Mikhail M. Fridman (37 years of age) has served as a member of the Company's board of directors since July 2001. Mr. Fridman currently serves as Chairman of the board of directors of Alfa Bank and as a member of the boards of directors of Alfa Finance Holdings and OJSC "TNK". Mr. Fridman is also a member of the Supervisory Board of Alfa Group. Since 1989, Mr. Fridman has taken an active part in the formation of Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited, and Medpoint Limited), Crown Resources AG, Eco Holdings Limited, ZAO Trade House Perekriostok, OAO HK Kubansakhar and ZAO Alfa Estate. In 1988, Mr. Fridman co-founded "Alfa-Foto" cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at "Elektrostal" metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-ferrous Metals of the Moscow Institute of Steel and Alloys.

Morten Karlsen Sørby (42 years of age) has served as a member of the Company's board of directors since June 2000. Since 2000, Mr. Sørby has served as Chief Operating Officer of Telenor Mobile Communications, and he is also a member of the board of directors of DiGi.com Berhad (Malaysia) and several private companies and affiliates of Telenor. Mr. Sørby has held various positions with the Telenor Group since joining in 1993, including CEO of Telenor International AS from 1999 to 2000, Executive Vice President of Telenor International AS from 1998 to 1999 and Vice President and Group Controller of the Telenor Group reporting to Group Management from 1995 to 1998. From 1983 until 1993, Mr. Sørby worked for Arthur Andersen & Co. in its information technology, telecommunications and media sectors. Mr. Sørby received an MBA from the University of Karlstad, Sweden, earned his qualification as a state-authorized public auditor (CPA) from the Norwegian Business School in Bergen, and completed the Program for Executive Development at IMD in Lausanne, Switzerland.

Pavel V. Kulikov (25 years of age) has served as the General Director of Alfa-Eco Telecom since 2000. Mr. Kulikov currently serves as a member of the board of directors of our subsidiary KB Impuls. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of "MSS-Start," which is now a wholly owned subsidiary of our company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University.

Jo Lunder (40 years of age) has served as CEO of the Company since April 2001 and General Director of the Company since May 2001. Mr. Lunder is a member of the board of directors of the Company's subsidiaries, VimpelCom-Region and BeeOnLine-Portal, and a member of the board of directors of JSC "eScienza", a consulting firm. From September 2000 until April 2001, Mr. Lunder served as the Company's President and Chief Operating Officer. From May 2000 to September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of the Company. From September 1999 until May 2000, Mr. Lunder served as the Company's Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor

Mobile AS. Mr. Lunder received a bachelor's degree from Oslo Business School. Mr. Lunder also received an MBA from Henley Management College in Oxford and completed a Management Training program at IMD in Lausanne, Switzerland.

Alexey M. Reznikovich (33 years of age) has served as the General Director and member of the board of directors of "CafeMax" and "EMAX" since February 2001. From January 1996 to February 2001, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble (Italy) and Transworld (USA). Mr. Reznikovich graduated from the Economics Faculty of Moscow State University. Mr. Reznikovich also received an MBA from INSEAD University in France and Georgetown University.

Terje Thon (56 years of age) has served as a member of the Company's board of directors since January 1999. From November 1994 until October 2000, Mr. Thon served as Senior Executive Vice President of Telenor AS, with responsibility for Telenor's international activities. Currently, Mr. Thon serves as the Chairman of the board of directors of the Norwegian newspaper Dagbladet AS. Mr. Thon also serves as a member of the boards of directors of Storebrand Bank ASA, Tandberg Data ASA, Comuniq AS, Sait-Stento SA and certain other private companies. Previously, Mr. Thon served as Deputy Managing Director of Norsk Telekom and Managing Director of TBK AS. Prior to joining Televerket/Telenor, Mr. Thon held senior management positions in the former Norwegian telecommunications group EB AS, which subsequently merged into the ABB group, and the Norwegian companies ASV and NVE. Mr. Thon received a master's of science degree from the Norwegian Technical University and completed the Program for Management Development at Harvard Business School.

Alexander N. Tolchinsky (46 years of age) has served as the Head of Corporate Finance of Alfa Bank since 1998, with responsibility for capital markets, mergers and acquisitions and advisory work for Alfa-Bank's clients. He is also a member of the Executive Board of Alfa Bank. From 1996 until 1998, Mr. Tolchinsky was a director of Credit Suisse First Boston in Moscow. From 1989 to 1995, Mr. Tolchinsky served as a partner at McKinsey & Co. Mr. Tolchinsky received an MBA from the University of Michigan and is a graduate of the Moscow Civil Engineering Institute.

Henrik Torgersen (55 years of age) has served as a member of the Company's board of directors since January 1999. Mr. Torgersen was appointed Executive Vice President of Telenor's management board in July 2000. He has also served as President of Telenor East Invest AS and Regional Director of Telenor, responsible for operations in Russia and the CIS countries, since November 1998. He joined Telenor as a Senior Vice President in August 1998. Prior to joining Telenor, Mr. Torgersen was an Associate Partner with Andersen Consulting in the e-commerce field. From 1992 until 1998, he worked with Andersen Consulting (now Accenture) and was responsible for building and running its Foundation Software Organisation in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the IT industry and worked for eight years with IBM. He holds a master's degree in Electrical Engineering/Cybernetics from the Technical University of Norway and has completed a Management Training program at IMD in Lausanne, Switzerland.

ATTACHMENT III

INFORMATION ON THE CANDIDATES TO THE AUDIT COMMISSION OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

Gary G. Drook (57 years of age) has been a member and chairman of the Company's audit commission since July 2001and served as a member of the Company's board of directors from August 1996 to June 1999. Since 1996, Mr.Drook has served as President and CEO of Affina, a call center enterprise. Mr. Drook has also served as a member of the board of Northwestern Corp. since 1997. Immediately prior to joining Affina, he was a partner at The Forest Group, an independent telecommunications consulting firm. From 1969 to October 1995, Mr. Drook held various executive positions with Ameritech, the company created from the break-up of AT&T to provide telephone service in the midwest region of the United States. Mr. Drook graduated from Indiana University.

Einar Halse (44 years of age) has been a member of the Company's audit commission since June 1999. Mr.Halse has been the Chief Internal Auditor of the Telenor Group since 1990 and is responsible for all internal audit activities within the Telenor Group. He joined Norwegian Telecom (the predecessor of Telenor) in 1988 as an audit manager and participated in starting the internal audit function in Telenor. Immediately prior to joining Telenor, Mr. Halse was head of the audit division of the Ministry of Agriculture. Mr. Halse is a member of the Norwegian chapter of The Institute of Internal Auditors, on whose board he has served at times during his membership. Mr. Halse received a degree in auditing from Rogaland Regional College in Norway.

Nigel J. Robinson (34 years of age) has been a member of the Company's audit commission since July 2001. Mr.Robinson has been the Director of Corporate Development Finance and Control of Alfa Group since January 2000 and is responsible for overseeing the financial control and corporate governance structures of Alfa Group's holding company and its subsidiary structures. Mr. Robinson serves on the Supervisory Board of Alfa Group and on the supervisory boards of three of Alfa Group's major subsidiary structures. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm's audit and business advisory group: four years in the firm's Moscow office and two years as a senior manager responsible in the firm's St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touch Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

**AMENDED AND RESTATED CHARTER OF
OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"**

The following is the text of the Amended and Restated Charter of Open Joint Stock Company "Vimpel-Communications".

APPROVED by
Decision of the General Meeting of Shareholders
of Open Joint Stock Company
"Vimpel-Communications"

Protocol № __ dated May 15, 2002

General Director

____

Jo Lunder
[Seal]

CHARTER

OF OPEN JOINT STOCK COMPANY

"VIMPEL-COMMUNICATIONS"

City of Moscow

2002

CHARTER
OF OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"

1. GENERAL PROVISIONS

1.1 Open Joint Stock Company "Vimpel-Communications" hereinafter referred to as the "Company", shall be a legal entity in the form of an open joint stock company established pursuant to the decision of the Founders, dated June 15, 1993 (Protocol No. 1 of the Meeting of the Founders, dated June 15, 1993) and registered with the Moscow Registration Chamber (Certificate No. 015.624, dated July 28, 1993) and the State Registration Chamber on June 14, 1995 (Certificate No. 5143.16, dated June 14, 1995).

This amended and restated version of the Charter of the Open Joint Stock Company "Vimpel-Communications" was approved by the Shareholders' General Meeting, dated May 15, 2002 (Protocol No. __ of the Shareholders' General Meeting) in connection with bringing the Company's foundation documents into compliance with the Federal Law "On Joint-Stock Companies" of December 26, 1995 (as amended on June 13, 1996, May 24, 1999 and August 7, 2001).

1.2 The Company shall be an enterprise with share participation of foreign investments. All foreign shareholders shall be entitled to the rights, benefits and guarantees granted to foreign investors by the Federal Law "On Foreign Investments in the Russian Federation" dated July 9, 1999, as amended, and other applicable laws of the Russian Federation.

1.3 Russian and foreign legal entities and Russian and foreign individuals may become Shareholders in the Company.

1.4 The terms of this Charter shall remain legally valid throughout the duration of the Company's activities. The duration of the Company's activities shall be unlimited.

1.5 The Company shall be guided in its activity by the legislation of the Russian Federation, including legislation on foreign investments in the Russian Federation, and by this Charter.

2. NAME AND LOCATION OF THE COMPANY

2.1 The full official name of the Company in Russian shall be: Открытое акционерное общество "Вымпел-Коммуникации"; the abbreviated official name of the Company in Russian is: ОАО Вымпелком.

2.2 The full official name of the Company in English is: Open Joint Stock Company "Vimpel-Communications"; the abbreviated official name of the Company in English shall be: AO VimpelCom.

2.3 The location and mailing address of the Company shall be Ulitsa 8-Marta, Dom 10, Building 14, 125083 Moscow, Russia. The office of the General Director, the sole executive body of the Company, is located at this address, based on a lease agreement.

3. RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

3.1 Shareholders of the Company (the "Shareholders") shall have rights and obligations in accordance with this Charter and applicable law. Shares of one and the same category (type) shall provide each holder with the same rights. All shares of the Company have the same nominal value. Holders of the Depositary Receipts (including American Depositary Receipts) representing shares of common stock shall have the same rights as Shareholders who hold shares of common stock (whether directly or through nominee holders), and shall be recognized as Shareholders for all purposes under this Charter, including without limitation with respect to Article 10.3.

3.2 Each Shareholder shall have all the rights provided by applicable law, including the following:

3.2.1 to transfer, sell, gift or bequeath his/her shares without the consent of the other Shareholders;

3.2.2 to receive dividends in accordance with decisions of the Company and the terms of this Charter: provided that the holders of Type A preferred shares shall have the right to receive annually the fixed dividend of 0.1 (one tenth) of a kopeck per each preferred share;

3.2.3 to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter, including the right to be elected to the managerial bodies and the audit commission of the Company (the "Audit Commission");

3.2.4 to receive information on the activity of the Company and to inspect the Company's books and other documentation in accordance with the procedure established by applicable law;

3.2.5 to receive copies of the minutes of the Shareholders' General Meeting; and

3.2.6 in the event of the liquidation of the Company, the holders of Type A preferred shares shall have the right to receive a fixed liquidation value of 0.5 (five tenths) of a kopeck per each preferred share, and thereafter the holders of Common Shares and any other type of preferred shares shall have a right to receive a portion of the property (or the portion of the value of the property) of the Company in proportion to their shareholding in the Charter Capital of the Company remaining after the claims of all of the Company's creditors have been satisfied in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation.

3.3 Any person who, independently or together with its affiliated person(s), acquires thirty percent (30%) or more of the issued and outstanding Common Shares of the Company shall be released from the obligations set out in Article 80(2) of the Federal Law "On Joint Stock Companies".

3.4 (a) Any person who, independently or together with its affiliated person(s) (collectively, an ***"Acquirer"***), acquired voting share(s) of the Company in one or more transactions and, as a result of such acquisition(s), owns more than forty-five percent (45%) of the Company's issued and outstanding voting shares (the date of acquisition of the Company's shares in excess of forty-five percent (45%) of the issued and outstanding voting shares of the Company shall be referred to herein as the ***"Acquisition Date"***), shall make an offer (an ***"Offer"***) to the Shareholders of the Company to purchase such Shareholders' Common Shares of the Company at a price no lower than the weighted average price for the purchase of Common Shares of the Company, taking into account the prices of purchases on all exchanges and over-the-counter markets on which the shares of common stock (or depositary receipts representing shares of common stock) of the Company are traded, over the last six months preceding the Acquisition Date (the ***"Price"***).

(b) Within ten (10) calendar days from the Acquisition Date, the Acquirer shall send the Offer to the Company to the attention of the General Director, and within twenty (20) calendar days of receipt of the Offer from the Acquirer, the Company shall forward such Offer to each Shareholder and nominal holder of shares of common stock of the Company listed in the Company's share register as of the Acquisition Date. The Offer shall contain the following information:

- Name, address and contact information of the Acquirer;
- Date of the Offer (which shall be the date on which the Offer is sent by the Acquirer to the Company);
- the number of Common Shares acquired by the Acquirer;
- the Price (expressed in U.S. dollars), determined in accordance with Article 3.4(a) above, and a statement that the funds will be paid by wire transfer in U.S. dollars or, to the extent required by applicable law, in Russian rubles (at the exchange rate on the date of payment of the Central Bank of the Russian Federation);
- the time period during which the Offer will remain open which shall not be less than thirty (30) and not more than forty (40) calendar days from the date the Offer is sent by the Company to the holders of common stock pursuant to this Article 3.4(b) (the ***"Offer Period"***);
- time period for the purchase and payment for the Common Shares; and
- the address in Moscow, Russia, to which the notice of acceptance of the Offer should be sent (which shall allow for acceptance to be sent by registered mail or delivered in person).

(c) Each Shareholder may accept the Offer with respect to all or a portion of the Common Shares of the Company which such Shareholder owns by sending written notice thereof to the Acquirer in accordance with the terms of the

Offer. Such notice shall include such Shareholder's name, the number of shares being sold to the Acquirer and the Shareholder's bank account information. The Acquirer shall pay in full for the shares to be purchased pursuant to this provision within fifteen (15) calendar days after the date on which the Offer is accepted by the Shareholder.

4. GOALS AND OBJECTIVES OF THE COMPANY

4.1 The Company shall be established for the following goals:

a) research, design and manufacture of radioelectronic communication systems and their components;

b) operation and offering of the services of national and international wireless telecommunications in Moscow, as well as in various parts of Russia and the Commonwealth of Independent States;

c) establishment of joint-venture companies, telephone companies, and other companies and enterprises for the purpose of establishment and operation of the systems of telecommunications in various parts of Russia and the Commonwealth of Independent States; and

d) earning profit.

4.2 The objectives of the Company shall be:

a) research and design in the field of radioelectronic systems (RES) of communication, informatics, telematics and in the related fields of science and technology;

b) creation of means and systems of communication, including rapid-deploying systems of radiotelephone communication for fixed and mobile subscribers, designs, systems of cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, creation of teleports and telecommunication networks;

c) design, engineering and manufacture of the radioelectronic equipment for RES systems;

d) designs in the field of new standards and software and hardware complexes for satellite and ground types of systems of communication;

e) provision of communication services to companies and individuals in Russia and abroad on the basis of commercial use of established communication systems including different types of cellular, cable, trunks, fiber-optic, point-to-point, satellite and other types of communication systems, including international communication systems;

f) provision of consulting and information services, engineering and marketing, investment and innovation activities, leasing, provision of dealer, distributorship, broker and agency representation services;

g) carrying out commercial operations with know-how, scientific and technical products and information, including receipt and distribution of licenses;

h) publishing activities, provision of advertisement and other activities for the purpose of dissemination of information on the activities of the Company and its partners in joint projects; organization of personnel training and re-training, conducting seminars, schools of business, organization of courses on the objective of the Company's activities;

i) participation in establishment of new enterprises to assist in achieving the goals of the Company in accordance with applicable legislation;

j) carrying out independent foreign economic activity in accordance with applicable legislation of the Russian Federation, in particular, export-import and purchasing agency operations

k) carrying out leasing activity, including as a leasing company;

l) carrying out any other activity not prohibited by applicable law.

5. STATUS OF THE COMPANY

5.1 The liability of the Company shall be limited by its property. The Company shall not be liable for the obligations of the Russian State and its authorized bodies or the Shareholders. Except as specifically provided by applicable law, Shareholders are not liable for the obligations of the Company and bear the risk of losses associated with its activities to the extent of the value of their shares. Those Shareholders who have not paid for their shares in full shall be jointly and severally liable for the obligations of the Company to the extent of the unpaid portion of the value of their shares.

5.2 The Company shall maintain its own book-keeping, shall have current and other bank accounts, a round seal with the full official name of the Company, indication of its location and other requisites of the Company, as well as a trademark.

5.3 The Company shall have the right to establish branches and to open representative offices, as well as to participate in the charter capital and activities of any Russian or foreign enterprise or organization on the territory of the Russian Federation and other countries in accordance with applicable law.

5.4 The Company shall independently plan its production, financial, economic and other activities. The sale of products, implementation of works and rendering of services shall be carried out at prices and tariffs established by the Company. The Company shall have the right to acquire and sell, for cash or on a non-cash basis, products (work, services) of other commercial firms, associations and organizations, domestic as well as foreign, on the territory of the Russian Federation and other countries.

5.5 The Company shall have the right to receive bank and other credits and loans, and to issue, acquire, sell and exchange shares of stock and other securities.

5.6 The Company shall have the right to build, acquire, alienate, lease, rent and sublet, both in the Russian Federation and abroad, enterprises as well as any movable property and immovable property, including land, buildings, facilities, apartments, as well as residential and non-residential premises of any type in accordance with applicable law.

5.7 The Company shall have the right to acquire trucks, cars and other types of transportation, to establish a carpool, and to conclude contracts with outside organizations for provision of motor transportation, or to transfer to them its own auto transport on a contractual basis.

5.8 The Company, in order to fulfill state social, economic and tax policies, shall bear responsibility for the safekeeping of documents (managerial, financial, economic, personnel, etc.), for the purpose of transfer for the state storage of the documents that have scientific or historic value, as well as transfer to the Central Archive of Moscow of documents in accordance with the list of documents approved by "Mosgorarchiv" association, and shall keep and use the documents on its personnel in accordance with established procedure. The Company maintains its documents in accordance with current legislation at the following address: Ulitsa 8-Marta, Dom 10, Building 14, 125083 Moscow, Russia.

6. CHARTER CAPITAL

6.1 In addition to the issued and outstanding shares, the Company shall have the right to issue an additional 49,667,799 (Forty Nine Million Six Hundred Sixty Seven Thousand Seven Hundred Ninety Nine) common registered shares having a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share is referred to as an "Authorized Common Share"). The rights vested by such shares of common stock are set forth in Articles 3.2, 3.4 and 6.4 hereof.

The Charter Capital of the Company constitutes 233,794.005 rubles (Two Hundred Thirty Three Thousand Seven Hundred Ninety Four Rubles and Five Tenths of a kopeck) and is divided into 40,332,201 (Forty Million Three Hundred Thirty Two Thousand Two Hundred and One) issued and outstanding registered common shares at a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share is referred to as a "Common Share") and 6,426,600 (Six Million Four Hundred Twenty Six Thousand and Six Hundred) issued and outstanding registered Type A preferred shares at a nominal value of 0.5 kopecks (Five Tenths of a kopeck) each (each such share shall be referred to as a "Preferred Share").

One hundred percent (100%) of the Charter Capital has been contributed as of the registration date hereof.

6.2 The Company shall have the right to increase or decrease the Charter Capital, as well as to issue additional types of registered preferred shares or any other types of securities in accordance with applicable law.

6.3 Additional shares and other securities of the Company placed by subscription shall be placed upon payment in full therefor.

6.4 Each holder of fully paid Common Shares shall have a right to participate in the Shareholders' General Meetings with the right to vote on all issues, to include issues on the agenda of the Shareholders' General Meeting in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation, to receive dividends and, in the event of the Company's liquidation, to receive a portion of the Company's property. Each fully paid Common Share shall have one vote at a Shareholders' General Meeting on all matters within its competence.

6.5 Preferred Shares placed by the Company before January 1, 2002 shall be voting convertible preferred shares of stock of the Company. Each holder of such Preferred Shares shall have a right: (a) to participate in Shareholders' General Meetings with the right to vote on all issues, (b) to receive annually a fixed dividend of 0.1 (one tenth) kopeck per Preferred Share, (c) in the event of the Company's liquidation, to receive a fixed liquidation value of 0.5 (one half) kopeck per Preferred Share, (d) to include issues on the agenda of the Shareholders' General Meeting in accordance with the procedures set forth in this Charter and the legislation of the Russian Federation, and (e) to convert Preferred Shares placed by the Company before January 1, 2002 and owned by such holder into common shares of the Company on the terms and conditions provided in Article 6.6. Each fully paid Preferred Share placed by the Company before January 1, 2002 shall have one vote at a Shareholders' General Meeting on all matters within its competence.

6.6 Each Preferred Share placed by the Company before January 1, 2002, may be converted into one common share of the Company at any time after June 30, 2016, at the election of the holder of such Preferred Share upon payment to the Company of a conversion premium equal to 100% of the market value of a common share at the time of conversion.

7. FINANCIAL MATTERS

7.1 The Company shall be the owner of the property belonging to it, and shall independently own, use and dispose of it. The Company shall independently determine the composition of the property belonging to it.

7.2 The profit remaining after taxation shall be allocated by the Shareholders' General Meeting.

7.3 The Company shall establish a Reserve fund in the amount of 15% of the Charter Capital, and shall make annual contributions to the Reserve fund of 5% of its net profits until the Reserve fund reaches the stated amount. Upon decision of the Board of Directors, the Company may establish, out of its net profit, a special share acquisition fund for employees of the Company, the monetary assets of which shall be spent exclusively for acquisition of the Company's shares sold by the Company's Shareholders for their further distribution among the employees designated by the Board of Directors, as well as other funds, and shall make contributions to such funds in accordance with decisions of the Board of Directors.

7.4 The Company may adopt a decision to pay dividends on issued and outstanding shares once a year unless otherwise provided by applicable law.

7.5 The financial year of the Company shall be the calendar year. The Company shall maintain current accounting and statistical reports and records, in accordance with applicable regulations of the Russian Federation as well as in accordance with US Generally Accepted Accounting Principles.

8. THE MANAGERIAL BODIES OF THE COMPANY

The managerial bodies of the Company are: the Shareholders' General Meeting; the Board of Directors; and the General Director.

9. THE SHAREHOLDERS' GENERAL MEETING

9.1 The highest managerial body of the Company is the shareholders' general meeting (the "Shareholders' General Meeting") which shall have the competence to decide issues relating to the Company provided for by this Charter and by applicable law. At any Shareholders' General Meeting, each Shareholder shall have the number of votes equal to the sum of the number of his/her registered, fully-paid Common Shares and his/her registered, fully paid Preferred Shares placed by the Company before January 1, 2002. In cumulative voting, each voting share of the Company shall have a number of votes equal to the total number of members of the Board of Directors of the Company.

9.2 The competence of the Shareholders' General Meeting shall include the following issues, decisions on which shall be adopted by a vote of more than 50% of the votes of Shareholders holding voting shares of the Company participating in the Shareholders' General Meeting, unless otherwise provided in Article 9.3 or by Russian legislation:

9.2.1 changes and amendments to the Charter or approval of a new version of the Charter;

9.2.2 reorganization of the Company;

9.2.3 liquidation of the Company, appointment of a liquidation commission, and approval of the interim and final liquidation balance sheets;

9.2.4 with respect to the Board of Directors:

9.2.4.1 election of the members of the Board of Directors (on a cumulative voting basis) ;

9.2.4.2 premature removal of the members of the Board of Directors;

9.2.5 determination of the maximum number of authorized common shares and authorized preferred shares of the Company, and the nominal value, category (type) and rights provided by such shares;

9.2.6 with respect to increasing the Company's Charter Capital:

9.2.6.1 increase of the Company's Charter Capital by increasing the nominal value of Common Shares and/or Preferred Shares;

9.2.6.2 increase of the Company's Charter Capital by issuance of additional common shares and/or preferred shares, or by conversion of other securities of the Company convertible into shares of the Company;

9.2.7 reduction of the Company's Charter Capital by reducing the nominal value of Common Shares and/or Preferred Shares, by the Company's acquisition of a portion of the Common Shares and/or Preferred Shares for the purpose of reducingthe total number of Common Shares and/or Preferred Shares, or by way of cancelling Common Shares and/or Preferred Shares acquired or repurchased by the Company in accordance with applicable law;

9.2.8 election of the members of the Audit Commission of the Company and their early dismissal;

9.2.9 approval of the Company's external auditor;

9.2.10 approval of the balance sheet, profit and loss statement, annual report of the Board of Directors, auditor reports, as well as distribution of the Company's profit, including payment (declaration) of dividends and distribution of the Company's losses based on the fiscal year results;

9.2.11 establishment of the procedure for conducting the Shareholders' General Meetings;

9.2.12 election of members of the counting commission of the Company and the early termination of their authority;

9.2.13 determination of the method for the Company to convey materials (information) to Shareholders;

9.2.14 splitting and consolidation of Common Shares and/or Preferred Shares;

9.2.15 approval of transactions with interested parties as provided by applicable law;

9.2.16 approval of a major transaction or series of transactions connected with the acquisition, disposal or potential disposal (directly or indirectly) by the Company of property in cases provided for by applicable law;

9.2.17 acquisition by the Company of Common Shares or Preferred Shares as provided by applicable law;

9.2.18 participation in holding companies, financial-industrial groups, associations and any other amalgamations of commercial organizations;

9.2.19 approval of, amendments to and termination of, internal documents of the Company which regulate the activities of the bodies of the Company;

9.2.20 determination of the compensation and salaries for the members of the Board of Directors for the term of their office (travel expenses of the Board of Directors while in office shall be reimbursed);

9.2.21 determination of the amount of remuneration and compensation paid to members of the Audit Commission and approval of an internal document of the Company regulating the procedures for the activities of the Audit Commission;

9.2.22 taking decisions on other issues provided by applicable law.

9.3 Decisions on issues specified in paragraphs 9.2.2, 9.2.6 and 9.2.14 through 9.2.19 of Article 9.2. shall be adopted by the Shareholders' General Meeting only upon the proposal of the Board of Directors. In addition to any decisions which require such approval under Article 9.2 and Russian law, decisions on issues specified in paragraphs 9.2.1-9.2.3, 9.2.5, and 9.2.17 of Article 9.2, require the approval of three-quarters of the votes of the Shareholders holding voting shares and participating in the Shareholders' General Meeting.

A decision on the placement by open subscription of common shares of the Company or securities of the Company convertible into common shares which comprise or may be converted into common shares in an amount exceeding 25% of the previously placed Common Shares of the Company shall also be taken by the Shareholders' General Meeting by a three-fourths (75%) majority vote of Shareholders holding voting shares and participating in the Shareholders' General Meeting. A decision to increase the Charter Capital of the Company through the issuance of additional common or preferred shares or securities of the Company convertible into common shares, by closed subscription, shall be taken by a three fourths (75%) majority vote of Shareholders holding voting shares and participating in the Shareholders' General Meeting.

9.4 Decisions on issues specified in sub-clauses 9.2.1-9.2.22 of Article 9.2 shall be within the jurisdiction of the Shareholders' General Meeting and may not be referred to the Board of Directors.

9.5 The annual Shareholders' General Meeting shall decide on the issues of election of the Board of Directors of the Company and the Audit Commission of the Company, shall approve the external auditor of the Company, and shall consider the annual report, balance sheet and statement of profit and losses of the Company to be submitted by the Company's Board of Directors. The annual Shareholders' General Meeting shall be conducted not earlier than two (2) months and not later than six (6) months after the expiration of the fiscal year of the Company on the date determined by the Board of Directors at the moment of convening the Meeting.

9.6 In addition to the annual Shareholders' General Meeting, extraordinary meetings may be held. Extraordinary Shareholders' General Meetings may be convened by the Board of Directors to consider any issue within the competence of the Shareholders' General Meeting. The Board of Directors shall be obliged to call an extraordinary Shareholders' General Meeting within the minimum period allowed by applicable law upon its own decision or upon the written request of Shareholders owning jointly not less than 10% of the Company's voting shares on the date of such request, the Audit Commission/the internal auditor or external auditor of the Company. Such a request must include the agenda for the requested meeting and other information required by applicable law.

9.7 Notice of a forthcoming Shareholders' General Meeting shall be given at least 30 days prior to the Shareholders' General Meeting unless a longer period is required by applicable law. All notices, including notifications on convening a Shareholders' General Meeting, shall be sent to each person included in the list of persons having the right to participate in the Shareholders' General Meeting, by registered mail or delivered in person against a receipt at the address specified in the shareholders' register of the Company, or at such other address, if the Shareholder informed the Board of Directors of such other address in writing. Upon the decision of the Shareholders' General Meeting, notice on convening a meeting and its agenda may be published in a newspaper as determined by the Shareholders' General Meeting not less than 30 days prior to the meeting. The agenda may not be changed after its distribution and/or publication. The Board of Directors shall be responsible for taking all measures necessary to convene the Shareholders' General Meeting in accordance with applicable law.

9.8 The Shareholders' General Meeting shall have authority (quorum shall be met) if Shareholders (or their representatives) owning in the aggregate more than one-half (50%) of the votes of the Company's issued voting shares participate in the Shareholders' General Meeting. If a quorum is not met, then a new Shareholders' General Meeting shall be called no later than 30 days after the first Meeting and no changes shall be made to the agenda for the new Shareholders' General Meeting. The new Shareholders' General Meeting shall be considered to have a quorum if Shareholders (or their representatives) owning in the aggregate at least thirty percent (30%) of the Company's issued voting shares participate in the Shareholders' General Meeting .

9.9 The Chairman of the Board of Directors shall preside at the Shareholders' General Meeting or he/she may delegate the powers to another member of the Board of Directors.

9.10 Voting at Shareholders' General Meetings shall be conducted by ballots.

9.11 The Shareholders shall be informed of the decisions taken by the Shareholders' General Meeting, as well as voting results by having notice of the decisions and voting results sent to them by registered mail or delivered in person with return receipt not later than ten (10) days after the execution of the minutes reflecting the voting results.

10. THE BOARD OF DIRECTORS

10.1 The board of directors of the Company (the "Board of Directors") shall carry out the general management of the Company's activities, except those issues within the competence of the Shareholders' General Meeting by legislation and this Charter.

10.2 The Board of Directors shall consist of 9 members. The members of the Board of Directors shall be elected by the Shareholders' General Meeting by means of cumulative voting. Each member of the Board of Directors shall be elected at the annual Shareholders' General Meeting for a period of one (1) year and shall remain in office until the subsequent annual Shareholders' General Meeting unless the authority of the Board of Directors is terminated earlier by decision of a Shareholders' General Meeting.

10.3 The Board of Directors shall take decisions and organize its work at its own discretion. The Board of Directors shall meet on an as-needed basis but no less than once a quarter. Meetings of the Board of Directors shall be convened in accordance with procedures adopted by the Board of Directors, at the initiative of the Chairman of the Board of Directors or upon the request of a member of the Board of Directors, the Audit Commission/the internal auditor, the external auditor of the Company or the General Director. The Chairman of the Board of Directors shall give all the members of the Board of Directors notice of the meeting together with the agenda at least ten (10) but no more than thirty (30) days prior to the meeting; provided, however, that prior to or at any meeting of the Board of Directors, the members of the Board of Directors may unanimously decide to waive in writing the notice requirement with respect to that meeting and/or, if all members are present at the meeting, the members of the Board of Directors may unanimously decide to add additional items to the agenda; in the event that not all the members of the Board of Directors are present at the meeting, the agenda may not be changed. Two-thirds (2/3) of the total number of members of the Board of Directors shall constitute a quorum for any meeting of the Board of Directors; provided, however, that the presence (or, with respect to any meeting by ballot, the vote) of at least one duly elected member of the Board of Directors nominated separately by each holder (if any) of at least 25% plus one share of the issued and outstanding voting capital stock of the Company shall be required to constitute any such quorum. The Chairman of the Board of Directors shall be elected by the members of the Board of Directors for a period of one year.

10.4 Each member of the Board of Directors shall have one vote. In case of a tie, the Chairman of the Board of Directors shall cast the decisive vote. Decisions of the Board of Directors shall be adopted by a simple majority of its members' votes, unless otherwise specified by this Charter, the procedural regulations of the Board of Directors or applicable law; provided that the procedural regulations of the Board of Directors shall not reduce the voting requirements provided for by this Charter or applicable law. Decisions may be made in writing, by mail, telex, telegram or facsimile transmission without the members of the Board of Directors being physically present at the meeting (absentee ballot voting) provided such decisions are taken unanimously by all members of the Board of Directors. In such cases, written decisions signed by all members of the Board of Directors of the Company shall be valid as if they were adopted at a normal meeting of the Board of Directors.

10.5 The competence of the Board of Directors shall include all matters relating to the general management of the Company's activities except those matters within the competence of the Shareholders' General Meeting. The Company's Board of Directors shall have the right to take decisions on limiting the competence of the Company's executive body (General Director) to the extent permitted by the current laws of the Russian Federation, and, consequently, take decisions on increasing the competence of the Board of Directors to the extent permitted by the current laws of the Russian Federation. The competence of the Board of Directors shall include the following matters:

10.5.1 determination of the Company's business priorities and approval of the strategic orientations of the Company as advised by the General Director;

10.5.2 convening of annual and extraordinary Shareholders' General Meetings, approval of their agendas, determination of the record date for determining persons entitled to attend Shareholders' General Meetings and other matters relating to the preparation for and convening of Shareholders' General Meetings;

10.5.3 placement of bonds and other securities of the Company in accordance with applicable law;

10.5.4 determination of the price (monetary value) of property, and the placement and redemption price of securities in accordance with applicable law;

10.5.5 acquisition of shares placed by the Company, bonds and other securities of the Company in accordance with applicable law;

10.5.6 determination of the amount of payment for the services of the external auditor of the Company;

10.5.7 recommendation of the amounts of the annual dividends on Common Shares and the procedure for the payment of annual dividends on Common Shares and Preferred Shares;

10.5.8 use of the reserve fund and other funds of the Company;

10.5.9 approval, amendment or termination of the Company's internal documents, except for those documents which must be approved by the Shareholders' General Meeting;

10.5.10 establishment or termination of activities of branch offices, representative offices or subsidiaries of the Company;

10.5.11 acquisition or sale of the shareholdings in other enterprises;

10.5.12 approval of a major transaction or series of transactions connected with the acquisition, disposal or potential disposal (directly or indirectly) of property by the Company as provided by applicable law;

10.5.13 approval of transactions with interested parties as provided by applicable law;

10.5.14 approval of the registrar of the Company and the terms of the agreement with the registrar and termination thereof;

10.5.15 appointment and dismissal of the General Director, and premature termination of his authority, determination of the amount of remuneration and compensation paid to him, as well as clarification of his obligations and authorities;

10.5.16 approval of the appointment of the members of senior management appointed by the General Director;

10.5.17 approval of the compensation policy and total remuneration fund for senior management;

10.5.18 approval of the organizational management structure proposed by the General Director;

10.5.19 approval of the annual budget (including, without limitation, revenues, costs, profits, planned investments, capital expenditures) and the business plan which shall include the cost of new lines of business, and any amendments thereto;

10.5.20 resolution of the issues in its competence under applicable law and this Charter, except for those issues which are in the competence of the Shareholders' General Meeting.

10.6 Unless otherwise required by applicable law, decisions on the issues specified in Article 10.5.7 of this Charter shall be taken by the affirmative vote of not less than two-thirds of all of members of the Board of Directors. If a higher percentage is not required by applicable law, decisions on matters set forth in Articles 10.5.1, 10.5.9, 10.5.11, 10.5.19 and 10.7 of this Charter, as well as the appointment and dismissal of the General Director, and early termination of his authority pursuant to Article 10.5.15 of this Charter, shall require the approval of no less than eighty percent (80%) of the total number of votes of the members of the Board of Directors.

10.7 The General Director shall obtain the approval of the Board of Directors of the Company before entering into any agreements beyond the limits of the approved budget and business plan.

11. THE MANAGEMENT OF THE COMPANY

11.1 The General Director of the Company shall carry out the management of the Company's activities on a day-to-day basis. The competence of the General Director of the Company shall include all matters pertaining to the current activities of the Company except (a) matters included within the competence of the Shareholders' General Meeting or the Board of Directors of the Company and (b) matters which the Board of Directors has removed from the competence of the Company's executive body (General Director) in accordance with Article 10.5 of this Charter. The General Director of the Company shall organize the implementation of decisions of the Shareholders' General Meeting and Board of Directors of the Company. The General Director shall act on behalf of the Company without a power of attorney, and shall, in particular, represent the Company's interests, conclude transactions on behalf of the Company, approve personnel schedules, issue orders and give instructions binding upon all employees of the Company.

11.2 The General Director may not simultaneously serve as the Chairman of the Board of Directors.

11.3 The executive body shall bear responsibility for the organization, condition and authenticity of book-keeping of the Company, timely submission of the annual report and other financial reporting to the relevant authorities, as well as information on the Company's activities provided to Shareholders, creditors and mass media in accordance with applicable legislation and an agreement to be concluded by and between the Company and the executive body.

12. AUDIT COMMISSION AND AUDITOR

12.1 The Audit Commission shall review the financial and economic activities of the Company not less than once a year, as well as upon the request of the Shareholders' General Meeting, the Board of Directors, or the Shareholders owning, in aggregate, at least 10% of the Company's common (voting) registered shares. The procedure for its activities and form of reports of the Audit Commission shall be determined by the Shareholders' General Meeting in accordance with applicable law. The annual report and the balance sheet shall be submitted by the General Director to the Shareholders' General Meeting only together with an opinion from the Audit Commission.

12.2 The Audit Commission of the Company shall consist of three members. Members of the Audit Commission of the Company may not be simultaneously members of the Board of Directors or hold other offices in the managerial bodies of the Company.

12.3 Company officials shall be obliged to provide all the necessary documents and personal explanations at the request of the Audit Commission.

12.4 The authority of the Audit Commission shall include the following issues:

(a) the right to review the performance of the Company's external auditors, issue opinions and make recommendations regarding their performance, meet with them independently of the Company's management and follow up on any recommendations made by the external auditors;

(b) the right to review and issue opinions and recommendations to the Board of Directors and/or the Shareholders' General Meeting regarding the Company's auditing and accounting principles and practices;

(c) the right to be advised of any significant issues relating to the Company's auditing or accounting activities;

(d) the right to review the activities, reports, organizational structure and qualifications of the Internal Audit Department of the Company, follow up on any recommendations and decisions of the Internal Audit Department, and issue opinions to the Shareholders' General Meeting and/or the Board of Directors, at the Audit Commission's own discretion or upon the request of the Board of Directors or Shareholders' General Meeting, regarding the performance of the Internal Audit Department of the Company, internal audit departments in the companies in which the Company holds an interest and/or the external auditors of the Company or such companies;

(e) the right and responsibility to investigate and report to the Shareholders' General Meeting and/or the Board of Directors on the adequacy and effectiveness of the controls in place which regulate the operations and financial reporting in the Company and the companies in which the Company has an interest, the Company's relationship with such companies, and the right to monitor the Company's compliance with ethical standards and corporate securities trading policies standards;

(f) the right to review both potential and previously executed interested party transactions as defined under Russian legislation and to provide the Shareholders' General Meeting and/or the Board of Directors with the Audit Commission's recommendations regarding its approval of such transactions and whether they were executed in accordance with the normal course of business;

(g) the right to define the content and format of the information which the Board of Directors, external auditors and the Internal Audit Department of the Company are to report to the Audit Commission and the regularity with which such reports are to be made;

(h) the right to access any files and systems of the Company and to access and require any information related to the Company and the companies in which the Company holds an interest;

(i) the right to recruit, at the expense of the Company, external specialists and/or consultants to assist the Audit Commission in its work, including conducting expertise on such matters as the Audit Commission may decide, if the costs of such specialists and/or consultants have been approved by the Board of Directors or are set forth in the budget of the Audit Commission;

(j) the right to request and receive, on behalf of the Company, information from the companies in which the Company holds an interest; and

(k) other issues, rights and responsibilities as set forth in applicable law and in the Bylaws of the Audit Commission

12.5 The Company may conclude a contract with a specialized organization (external auditor) for audit and certification of the annual financial report of the Company.

12.6 The authority of the members of the Audit Commission may be terminated early by the decision of the Shareholders' General Meeting. The decision of the Shareholders' General Meeting on such early termination of the authority of the members of the Audit Commission may be taken only with respect to all members of the Audit Commission.

13. REORGANIZATION AND LIQUIDATION OF THE COMPANY

13.1 The Company shall be liquidated by decision of the Shareholders' General Meeting, by decision of a court of competent jurisdiction or in other cases in accordance with applicable law. The Company shall be considered liquidated as of the moment of insertion of a corresponding entry in the State Register of legal entities. Liquidation of the Company shall be carried out in accordance with applicable law.

13.2 Upon reorganization or liquidation of the Company, all documents (managerial, financial, economic, personnel, etc.) shall be transferred in accordance with established order to the enterprise legal successor of the Company. In the absence of a successor, documents that have scientific and historical value shall be transferred for state storage to the archives of "Mosgorarchiv" association. Documents on personnel (orders, personal files, accounting cards, personal accounts, etc.) shall be transferred for storage to the archive of the Administrative district, on which territory the Company is located. The transfer of the documents and their filing shall be effected by the forces and at the expense of the Company, in accordance with the requirements of the archive bodies.

ATTACHMENT V

PROCEDURAL REGULATIONS OF THE BOARD OF DIRECTORS OPEN JOINT STOCK COMPANY VIMPEL-COMMUNICATIONS

The following is the text of the Procedural Regulations of the Board of Directors of Open Joint Stock Company "Vimpel-Communications".

Pursuant to Article 9.2.19 of VimpelCom's Charter (the "***Charter***"), the following procedural regulations are adopted by the Shareholders' General Meeting as a supplement to the provisions applicable to the Board of Directors (the "***Board***") as set forth in the Charter.

1. Annual Budget and Business Plan.

The "annual budget...and the business plan" to be approved by the Board pursuant to Article 10.5.19 of the Charter shall include, but not be limited to, (a) revenues, (b) expenditures, (c) a profit and business plan (which shall include all planned current expenditures, investments and expenditures for new types of activities), as well as any changes thereto or any expenditures beyond the levels stated therein (taking into account the allowed variances provided for therein). The Finance Committee shall review the annual budget and business plan prior to the submission of the same to the Board and shall present its recommendations with respect to the same to the Board. Simultaneously with the presentation of the annual budget and the business plan, the Board shall consider any amendments needed to the Company's five year funding plan and any such amendments shall be approved by the affirmative vote of at least 80% of all of the members of the Board (and shall be simultaneously approved, with respect to Open Joint Stock Company "VimpelCom-Region" ("***VIP-R***"), by the General Meeting of Shareholders of VIP-R).

2. Procedure for Approving Issues Related to Off-Shore Subsidiaries and Subsidiaries which hold Telecommunications Licenses.

Whereas, in accordance with the Charter, the competence of the Board includes "matters of general management of the Company's activities except those matters within the competence of the Shareholders' General Meeting" (Article 10.5 of the Charter), and

Whereas, issues of general management include

(i) the appointment and dismissal of managing directors or members of the Board of Directors of VimpelCom Finance B.V. or any direct or indirect foreign subsidiary, and any direct or indirect subsidiary which holds licenses for the provision of GSM 900/1800 service or other cellular communications services (collectively, and individually, "***Subsidiaries***" and "***Subsidiary***");

(ii) the approval of a fairness opinion regarding a business combination of VIP-R and the Company as contemplated by the Shareholders Agreement by and among the Company, Eco Telecom Limited, Telenor East Invest AS and VIP-R, dated as of May 30, 2001, as amended; and

(iii) other matters requiring the vote of VimpelCom as a shareholder, managing director or director of any such Subsidiary (clauses (i), (ii) and (iii) are referred to as the "***Subsidiary Issues***"); provided, however, that the Chief Executive Officer/General Director of the Company shall have sole authority to vote the shares of the Company with respect to (a) the appointment, early dismissal or suspension of the General Director of VIP-R, (b) the approval by the shareholders of VIP-R of any action or decision of the General Director of VIP-R and (c) any extension or limitation of the authority of the General Director of VIP-R; provided further that when approving the composition of the Audit Commission of VIP-R, the Board shall include at least one representative of each shareholder of the Company that owns at least 25% plus 1 voting share of the Company's stock.

Therefore, these rules set forth the procedure for approval of the Subsidiary Issues as follows:

The Subsidiary Issues shall only be decided upon at a meeting of the Board duly convened in accordance with the Charter, with a quorum as set forth in Article 10.3 of the Charter, for which the agenda of the Board meeting together with the proposed written resolutions relating to the Subsidiary Issues, has been circulated to all members of the Board at least 10 days prior to such meeting (unless such meeting is held by unanimous written consent in which case prior circulation is not required), with the detailed description of the Subsidiary Issues which are to be voted upon at such meeting, including but not limited to (i) the candidates for the positions referred to in the previous clause and/or (ii) the matters to be put for the vote of VimpelCom as a shareholder of any such Subsidiary under the previous clause.

The Subsidiary Issues shall require the affirmative vote of at least eighty percent (80%) of all of the members of the Board.

3. Voting Requirement to Approve a Decision to De-list the Company's American Depositary Receipts.

An affirmative vote of at least eighty percent (80%) of all of the members of the Board shall be required to approve the decision to de-list the Company's American Depositary Shares.

4. Voting Requirement to Approve the Appointment of the Chief Executive Officer/General Director of the Company.

The affirmative vote of at least eighty percent (80%) of all of the members of the Board shall be required to confirm the Chief Executive Officer/General Director of the Company on an annual basis.

5. Regional Committee.

The regulations of the Regional Committee, and any amendments or supplements thereto, as well as the nomination of the member of the Regional Committee who shall be an independent person, shall be approved by an affirmative vote of at least eighty percent (80%) of all of the members of the Board.

6. Subscriber Policy.

Any changes to the Company's policy, applicable to the Company and each of its Subsidiaries, including, without limitation, VIP-R, with respect to the determination of the number of subscribers and the definition of a subscriber shall be approved by an affirmative vote of at least eighty percent (80%) of all of the members of the Board if such changes have an effect on the reporting of subscriber information.

7. Procedure for Approving Interested Party Transactions.

Whereas, in accordance with the Charter, the competence of the Board includes "the conclusion of interested party transactions as provided by applicable law" (Article 10.5.13 of the Charter),

Whereas the Procedural Regulations of the Board of Directors of VimpelCom to Approve Transactions with Interested Parties (the "***Interested Party Procedural Regulations***") and the Management Regulations on the Procedure for Open Joint Stock Company "Vimpel-Communications" to Conclude Transactions with Interested Parties (the "***Interested Party Management Regulations***") have been adopted for the purpose of establishing procedures by which the Company considers and approves interested party transactions, and

Whereas, it is desirable to clarify the definition of certain terms associated with the approval of interested party transactions,

Therefore, to facilitate the Board's approval of interested party transactions in accordance with Russian law, the following terms shall have the following meanings for purposes of the Interested Party Procedural Regulations and the Interested Party Management Regulations:

(a) "transaction" shall mean the execution, amendment or termination of any agreement or contract, the alienation of property or property or other rights, the transfer or assignment of a right or obligation, the assignment of a debt, and/or any waiver or exercise of a right (including call options, purchase options), and any other action which gives rise to the creation, termination or amendment of rights and obligations;

(b) a person shall be deemed to hold a "managerial position" if such person is employed by the relevant party or an affiliate of such party as an officer, director, or employee.

For the avoidance of doubt:

(i) any decision to grant a waiver under the VIP-R Shareholders Agreement or under any of the Principal Agreements (as defined in the VIP-R Shareholders Agreement) to any other party thereto shall be deemed an interested party transaction with respect to the party to whom such waiver is granted and shall be approved in accordance with the Interested Party Procedural Regulations and the Interested Party Management Regulations accordingly, and

(ii) any decision to exercise any option under Article II of the VIP-R Primary Agreement among VIP-R, VimpelCom, Telenor East Invest AS and Eco Telecom Limited, dated May 30, 2001, as amended from time to time ("***VIP-R Primary Agreement***") shall be deemed an interested party transaction with respect to each shareholder of VIP-R and with respect to any holder of an option(s) under Article II of the VIP-R Primary Agreement (unless such holder of the option has irrevocably and absolutely waived its rights to exercise such option(s)) and shall be approved in accordance with the Interested Party Procedural Regulations and the Interested Party Management Regulations accordingly.

8. Audit Commission

In the event that any shareholder that owns at least 25% plus 1 voting share of the Company's stock does not nominate a candidate for election to the Audit Commission of the Company, the secretary of the Board shall contact such shareholder and, upon receipt of information regarding a nominee of such shareholder, shall nominate for election to the Audit Commission of the Company such representative of such shareholder to the extent the Board has such authority under applicable law.

Approved by the Shareholders' General Meeting Protocol No. __, dated May 15, 2002 (superseding and replacing the Procedural Regulations approved by the Board of Directors on May 30, 2001, December 1, 1999; on April 13, 2000; May 26, 2000; and July 25, 2000).

Draft as of April 1, 2002

OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

10 Ulitsa 8-Marta, Building 14, Moscow 125083, Russia

VOTING BALLOT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

Registered Name of Shareholder: ____________________________________.
Number of shares owned by Shareholder: _________________________.

The Annual General Meeting of Shareholders will be held on May 15, 2002, at 11:00 am (Moscow time) at the following address: 10 Ulitsa 8-Marta, Building 14, Moscow, Russia. The meeting shall be held in the form of a meeting (with voting ballot). Either (a) bring your ballot to the Meeting on May 15, 2002 or (b) return your ballot, by registered mail or in person, to the offices of the Deputy Secretary of the Board of VimpelCom, located at 10 Ulitsa 8-Marta, Building 14, Moscow, 125083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than May 13, 2002. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the Meeting, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.
Holders of ADRs should return their ballots to The Bank of New York in accordance with their instructions so that ballots are received by The Bank of New York no later than 3 p.m. (New York time) on May [8], 2002. [BONY – DISCUSS INTERNET/TELEPHONE VOTING OPTIONS]

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.

Item 1. Approval of the 2001 VimpelCom Annual Report.

Text of the proposed decision: "To approve the 2001 VimpelCom Annual Report."

Vote:

For	Against	Abstained

Item 2. Approval of VimpelCom's Accounting Balance and Profit and Loss Statement for 2001 (prepared in accordance with Russian statutory accounting principles).

Text of the proposed decision: "To approve VimpelCom's 2001 Accounting Balance and Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Intellect-Audit."

Vote:

For	Against	Abstained

Item 3. Payment of Annual Dividends.

Text of the proposed decision: "To not pay annual dividends to holders of shares of Common Stock based on 2001 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2001 results in the amount of 0.1 kopeck per share."

Vote:

For	Against	Abstained

Item 4. Election of the Board of Directors.

Text of the Proposed Decision: "To elect the following members to the Board: Charles R. Frank, Jr., Mikhail M. Fridman, Morten Karlsen Sørby, Pavel Kulikov, Jo Lunder, Alexey Reznikovich, Terje Thon, Alexander Tolchinsky and Henrik Torgersen."

Vote:

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. Charles R. Frank, Jr.	
2. Mikhail M. Fridman	
3. Morten Karlsen Sørby	
4. Pavel Kulikov	
5. Jo Lunder	
6. Alexey Reznikovich	
7. Terje Thon	
8. Alexander Tolchinsky	
9. Henrik Torgersen	

Note: Information on the nominees to the Board is attached to the Notice to Shareholders as ***Attachment 2****. The election of the Board is conducted by means of cumulative voting which allows proportionate representation of shareholders on the Board. Each shareholder should multiply the number of voting shares it holds by 9 (the number of directors) and allocate this total number of votes among the nominees proposed to be elected to the Board. Each shareholder should vote on this Item 4 by writing the number of votes allocated to each nominee in the appropriate box above. Each shareholder is entitled to distribute this total number of votes among all or certain nominees at its discretion, provided that the sum of votes given to all the nominees may not exceed the total number of votes at such shareholder's disposal on this Item 4.*

Item 5. Election of the Audit Commission.

Text of the Proposed Decision: "To elect the following individuals to the Audit Commission to serve from the date of this meeting until the shareholders dismiss such individual or until the annual general meeting of shareholders to be held in 2003: Gary Drook, Einar Halse and Nigel Robinson."

Vote:

For	Against	Abstained

Item 6. Approval of External Auditors.

Text of the Proposed Decision: "To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the firm ZAO "Intellect-Audit" as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2002 results."

Vote:

For	Against	Abstained

Item 7. Approval of Series of Interested Party Transactions with KB Impuls for Vendor Financing.

Text of the Proposed Decision: "To approve a series of interested party transactions pursuant to which VimpelCom unconditionally and irrevocably acknowledges and guarantees to Alcatel Sel AG, or any other holder of the deferred payment notes under the vendor financing facility, or to another vendor of telecommunications equipment, payment by its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," of sums due under phases subsequent to Phase 18 of the vendor financing granted by Alcatel Sel AG or under other vendor financing granted by another vendor of telecommunications equipment to Open Joint Stock Company "KB Impuls" for the supply of equipment, such guarantees to be in an aggregate amount of up to Euro 200 million plus accrued interest (at a rate per annum of no more than LIBOR plus 3%) and any other amounts due under the vendor financing."

Vote:

For	Against	Abstained

Item 8. Approval of Series of Interested Party Transactions Relating to Debt Financing of KB Impuls.

Text of the Proposed Decision: "To approve a series of interested party transactions pursuant to which VimpelCom will lend funds and/or extend the terms of existing loans to its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls," on an interest-free basis; provided that the aggregate principal amount outstanding at any one time under all such loans shall be no more than the ruble equivalent (calculated on the date of disbursing funds) of US$100 million."

Vote:

For	Against	Abstained

Item 9. Approval of an Interested Party Transaction Relating to an Agency and Service Agreement with KB Impuls.

Text of the Proposed Decision: "To approve an interested party transaction pursuant to which VimpelCom will enter into an agency and service agreement with its wholly-owned subsidiary, Open Joint Stock Company "KB Impuls" with respect to the rendering of cellular GSM and related services in exchange for which VimpelCom will receive a percentage of revenues from the operation of the GSM network in an amount no less than 20% per year."

Vote:

For	Against	Abstained

Item 10. Approval of Interested Party Transaction Relating to Equity Financing of VimpelCom-Region.

Text of the Proposed Decision: "To approve an amendment to the Primary Agreement, dated as of May 30, 2001, by and among VimpelCom, Open Joint Stock Company "VimpelCom-Region," Eco Telecom Limited and Telenor East Invest AS, pursuant to which VimpelCom shall commit to exercise its options in the maximum amount (up to the ruble equivalent of US$117 million) to purchase shares of Open Joint Stock Company "VimpelCom-Region," and to accelerate such purchase such that it shall be completed in November 2002 (unless extended in accordance with the terms of such agreement)."

Vote:

For	Against	Abstained

Item 11. Approval of Series of Interested Party Transactions Relating to Debt Financing and/or Leases of VimpelCom-Region.

Text of the Proposed Decision: "To approve a series of interested party transactions pursuant to which VimpelCom will provide, directly or through a subsidiary, a combination of debt financing (loans and/or guarantees) and/or leases to Open Joint Stock Company "VimpelCom-Region" with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the ruble equivalent (calculated on the date of disbursing funds) of US$180.5 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom; provided that the Board of Directors of VimpelCom shall determine the interest rate for the debt financing; provided further that the aggregate principal amount outstanding under the leases shall be deemed to be the depreciated value (determined when entering into the lease) of the equipment and assets being leased and that the lease payments shall be set by the VimpelCom Board in an amount not to exceed the sum of the actual depreciation and property tax on the equipment."

Vote:

For	Against	Abstained

Item 12. Approval of the Amended and Restated Charter of the Company.

Text of the Proposed Decision: "To approve the amended and restated Charter of the Company."
Vote:

For	Against	Abstained

Item 13. Approval of the Procedural Regulations of the Board of Directors.

Text of the Proposed Decision: "To approve the Procedural Regulations of the Board of Directors."
Vote:

For	Against	Abstained

Item 14. Approval of Participation in the European Association of Telecommunications Companies.

Text of the Proposed Decision: "To approve the Company's participation in the European Association of Telecommunications Companies."

For	Against	Abstained

Signature of the Shareholder:____________________________________
Date: ____

This original ballot must be signed and dated by the Shareholder.